UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                EQUITY ONE, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    690113105
                                    ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 12, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100

1      NAME OF REPORTING PERSON: David Wertheim
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                    (b) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS:  BK, HC

5      CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
         TO  ITEMS  2(d) or2(e):                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF       7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY    8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 5,099,445 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.7 %

14     TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1      NAME OF REPORTING PERSON: Moshe Wertheim
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                    (b) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS:  BK, HC

5      CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
         TO  ITEMS  2(d) or2(e):                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF       7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY    8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 5,099,445 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.7 %

14     TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1      NAME OF REPORTING PERSON: Aviram Wertheim
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                    (b) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS:  BK, HC

5      CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
         TO  ITEMS  2(d) or2(e):                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF       7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY    8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 5,099,445 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.7 %

14     TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1      NAME OF REPORTING PERSON: Nathan Hetz
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                    (b) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS:  BK, HC

5      CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
         TO  ITEMS  2(d) or2(e):                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF       7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY    8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 5,099,445 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.7 %

14     TYPE OF REPORTING PERSON: IN

CUSIP No. 294752100

1      NAME OF REPORTING PERSON: Klara Hetz
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ]
                                                    (b) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS:  BK, HC

5      CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
         TO  ITEMS  2(d) or2(e):                                         [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

NUMBER OF       7     SOLE VOTING POWER: 0 shares of Common Stock
SHARES
BENEFICIALLY    8     SHARED VOTING POWER:  5,099,445 shares of Common Stock
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 0 shares of Common Stock
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 5,099,445 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON: 5,099,445 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):8.7 %

14     TYPE OF REPORTING PERSON: IN

        This Amendment No. 5 to the Statement on Schedule 13D dated October 17, 2000 is being filed to report (i) the purchase of 70,000 shares of common stock, $0.01 par value (the "Common Stock"), of Equity One, Inc., a Maryland corporation (the "Issuer"), from the Issuer by AH Investments US, L.P., a Delaware Limited Partnership ("AH Investments"), pursuant to a private placement, on January 22, 2002; (ii) the purchase of 175,000 shares of Common Stock of the Issuer by AH Investments pursuant to a public offering, on March 25, 2002; (iii) 60,737.443 shares of Common Stock that were issued by the Issuer to AH Investments in lieu of dividends on March 28, 2002; (iv) 66,646.6 shares of Common Stock that were issued by the Issuer to AH Investments in lieu of dividends on June 28, 2002; (v) 3,110.94 shares of Common Stock that were issued by the Issuer to AH Holdings US, Inc., a Delaware Corporation ("AH Holdings") in lieu of dividends on June 28, 2002; and (vi) the purchase of 1,589,530 shares of Common Stock, of the Issuer, from the Issuer by AH Investments, pursuant to a private placement, on February 12, 2003 . Messrs. David Wertheim, his father, Moshe Wertheim, his cousin, Aviram Wertheim (together, the "Wertheim Family Members") and Nathan Hetz and his spouse, Mrs. Klara Hetz, control AH Investments.

Item 3.        Source and Amount of Funds or Other Consideration

        ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

        The purchase price paid by AH Investments on January 22, 2002 for the purchase of 70,000 shares of Common Stock of the Issuer pursuant to a private placement was $913,500 ($13.05 per share).

          The purchase price paid by AH Investments March 25, 2002 for the purchase of 175,000 shares of Common Stock of the Issuer pursuant to a public offering was $2,318,750 ($13.25 per share).

        On March 28, 2002, the Issuer issued to AH Investments 60,737.4 shares of Common Stock in lieu of dividends.

        On June 28, 2002, the Issuer issued to AH Investments 66,646.6 shares of Common Stock in lieu of dividends.

        On June 28, 2002, the Issuer issued to AH Holdings 3,110.9 shares of Common Stock in lieu of dividends.

        In connection with the purchase of the 70,000 shares of Common Stock and the 175,000 shares of Common Stock the following loans were incurred:

               A. On October 23, 2002 AH Investments and AH Holdings entered into two loan agreements with Bank Halpoalim B.M. (the "Bank"). Both of the loans are for a three year period. Under the loan agreement with AH Investments $2,550,000 was provided to AH Investments. This loan bears an annual interest rate of LIBOR plus 2.15%. Under the loan agreement with AH Holdings $990,000 was provided to AH Holdings. This loan bears an annual interest rate of LIBOR plus 2.15%.

               Interest is payable every three months or such other period as the parties will agree, with the first interest period for any extension of the loans commencing on the date of such extension of loans.

        B. On Decembr 5, 2002 AH Investments and AH Holdings entered into two loan agreements with Bank. Both of the loans are for a three year period. Under the loan agreement with AH Investments $870,000 was provided to AH Investments. This loan bears an annual interest rate of LIBOR plus 1.95%. Under the loan agreement with AH Holdings $330,000 was provided to AH Holdings. This loan bears an annual interest rate of LIBOR plus 1.95%.

               Interest is payable every three months or such other period as the parties will agree, with the first interest period for any extension of the loans commencing on the date of such extension of loans.

        Pursuant to a Pledge Agreement dated October 22 , 2002, AH Investments pledged to the Bank 403,382 shares of Common Stock, together with any Common Stock of the Issuer previously pledged to the Bank and any subsequently purchased Common Stock of the Issuer, and any shares or other securities into which the same may be converted or exchanged, and all cash and stock dividends and other income therefrom, collections thereon or distributions with respect thereto, and all proceeds thereof or relating thereto, provided that, so long as there is no event of default, dividends on the shares may be withdrawn by the AH Investments after interest has been paid for the corresponding interest period.

        Pursuant to a Pledge Agreement dated October 22 , 2002, AH Holdings pledged to the Bank 156,531 shares of Common Stock, together with any Common Stock of Issuer previously pledged to the Bank and any subsequently purchased Common Stock of Issuer, and any shares or other securities into which the same may be converted or exchanged, and all cash and stock dividends and other income therefrom, collections thereon or distributions with respect thereto, and all proceeds thereof or relating thereto, provided that, so long as there is no event of default, dividends on the shares may be withdrawn by the AH Investments after interest has been paid for the corresponding interest period.

        The purchase price paid by AH Investments on February 12, 2003 for the purchase of 1,589,530 shares of Common Stock of the Issuer pursuant to a private placement was $21,410,969.1 ($13.47 per share) of which (i) $11,000,000 was provided from proceeds of a loan (the "First Loan") to AH Investments from the Bank, (ii) $3,000,000 was provided from proceeds of a second loan (the "Second Loan") to AH Investments from the Bank, (iii) $4,498,869 was provided from working capital of AH Investments, (iv) $2,912,100 was provided as a loan to AH Investment by AHPI.

        Pursuant to a Pledge Agreement dated February 12, 2003, AH Investments pledged to the Bank 1,589,530 shares of Common Stock purchased by it together with any subsequently purchased shares of Common Stock of the Issuer, and any shares and other securities into which the same may be converted or exchanged and other income therefrom, collections thereon or distributions with respect thereto, and all proceeds thereof or relating thereto (the "Pledged

Securities") and granted the Bank a security interest in the Pledged Securities to secure the First, and Second Loans.

        The First and Second Loans bear an annual interest rate of LIBOR plus 2.25%, and 1.90% respectively. The interest is payable every three months or such other period as the parties will agree, with the first interest period for any extension of the loans commencing on the date of such extension of loans. The First and Second Loans expire on February 10, 2008 and were guaranteed by AHPI.

Item    4.     Purpose of Transaction

        ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

        Pursuant to a Subscription Agreement dated October 4, 2000 (the "Subscription Agreement"), between AHPI or its wholly owned entity and the Issuer, AH Investments purchased from the Issuer in a private transaction 1,000,000 shares of Common Stock for $10.875 per share on November 17, 2000 (the "Initial Closing"). Under the Subscription Agreement, AH Investments purchased an additional 925,000 shares of Common Stock for $10.875 per share on August 17, 2001. In addition, the Issuer issued to AHPI or its assigns warrants to purchase 1,025,000 shares of Common Stock at an exercise price of $10.875 per share (subject to certain adjustments). Of such warrants, warrants to purchase 375,000 shares were exercised on August 17, 2001; warrants to purchase 650,000 additional shares were exercised on September 14, 2001. On September 27, 2001, in connection with the reorganization of UIRT and the acquisition of UIRT by the Issuer, the Issuer issued to AH Holdings, the general partner of AH Investment, 153,419 shares of Common Stock in exchange for 238,600 shares of common stock of UIRT held by AH Holdings.

        The 2,950,000 shares of Common Stock purchased by AH Investments under the Subscription Agreement and the Warrant Agreement, the 31,000 shares of Common Stock purchased by AH Investments in the open market, the 153,419 shares issued in connection with the acquisition of UIRT by the Issuer, the 70,000 shares of Common Stock purchased by AH Investments pursuant to a private placement, the 175,000 shares of Common Stock purchased by AH Investments pursuant to a public offering, the 60,737.4 shares of Common Stock issued to AH Investments in lieu of dividends, the 66,646.6 shares of Common Stock issued to AH Investments in lieu of dividends the 3,110.9 shares of Common Stock issued to AH Holdings in lieu of dividends and the 1,589,530 shares of Common Stock purchased pursuant to a private placement, were acquired for investment purposes. The equity investment in the Issuer is a result of the determination of the management of AHPI to acquire through AH Investments real estate investments in North America in addition to its investments in Israel and the U.K.

        Pursuant to the terms of a Stockholders Agreement dated October 4, 2000, as amended from time to time (the "Stockholders Agreement"), by and among (i) the Issuer, (ii) AHPI or its wholly owned entity (the "Investor"), and (iii) Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (the "Gazit-Globe Group"), the Investor designated one director to the Issuer's Board of Directors and recommended a second director to serve on the Board of Directors, which director was approved by the Issuer.

        So long as the Investor owns at least 3% of the Issuers total outstanding voting capital stock, on a fully-diluted basis, The Investor may designate one nominee (the Investor Director) to the Board of Directors. In addition, each member of the Gazit-Globe Group agreed, during the term of the Stockholders Agreement, to vote all of its voting securities of the Issuer and to take all other necessary actions within its control so that Investor Director is elected to the Board of Directors of the Issuer.

        To the extent the Investor loses the right to designate a director by failing to meet the ownership requirements set forth above, the Investor will irrevocably lose the right to designate a director for such position notwithstanding its later acquiring a sufficient interest to meet the ownership requirements.

        The parties further agreed that for any period during which the Investor owns beneficially and/or of record 3% or more of the outstanding shares of Common Stock and the Gazit-Globe Group holds a majority interest in the Issuer, the Investor may not, without the prior written consent of the Issuer's Board of
Directors:

               (i) directly or indirectly seek, or permit any person over whom or which the Investor has control (a "Controlled Person") to seek or encourage or assist any associate, partner or affiliate of the Investor to seek representation on the Board of Directors of the Issuer or otherwise seek to participate in or influence the Issuer's management, management decisions, operating policies, or governing corporate instruments;

               (ii) instigate or join in any attempt to change the Issuer's management, management decisions, operating policies, governing corporate instruments or conduct of its business and affairs;

               (iii) solicit or permit any Controlled Person to solicit, or encourage or assist any associate, partner or affiliate of the Investor to solicit proxies with respect to any shares of Common Stock or other securities of the Issuer entitled to vote generally for the election of directors or otherwise ("Voting Securities") under any circumstance, or become a "participant", or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to become a "participant", in any "election contest" relating to the election of directors of the Issuer, changes in governing corporate instruments or otherwise (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Act of 1933, as amended);

               (iv) deposit, or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to deposit, any Voting Securities in a voting trust or similar arrangement, or subject or permit any Controlled Person, or encourage or assist any associate, partner or affiliate of the Investor to subject any Voting Securities to a voting or similar agreement;

               (v) take any action alone or in concert with any other person to acquire or affect the control of the Issuer or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Issuer; or

               (vi) directly or indirectly seek to influence any of the Issuer's contractual relationships, whether orally, in writing or otherwise (including, without limitation, the Issuer's contractual relationships with its auditors, its investment bankers and its lenders).

        A copy of the Stockholders Agreement has been filed as Exhibit 4 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference. A copy of the First and Second Amendments to Stockholders Agreement is being filed herewith as Exhibits 6 and 7 to this Amendment No. 5 to Statement on Schedule 13D.

        Apart from the foregoing, none of the Wertheim Family Members, Mr. Hetz or Mrs. Hetz has any plan or proposal, directly or through their controlling beneficial interest in M. Wertheim (Holdings) Ltd. ("Wertheim Holdings"), AHPI, AH Holdings or AH Investments (or in his or her capacity as a director of Wertheim Holdings and AHPI, AH Holdings or AH Investments) currently has any plan or proposal, directly or indirectly, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

        ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

        (a) and (b) Each of Messrs. David Wertheim, Moshe Wertheim, Aviram Wertheim and Nathan Hetz and Mrs. Klara Hetz is the indirect beneficial owner of 5,099,445 shares of Common Stock, or approximately 8.7% of the 58,621,816 shares of Common Stock of the Issuer issued and outstanding as of February 12, 2003. All the above numbers of issued and outstanding shares of the Issuer and percentages of ownership are based on information provided by the Issuer.

        AH Investments is the record holder of 4,942,914 shares of Common Stock and AH Holdings is the record holder of 156,531 shares of Common Stock. AH Investments is a limited liability partnership in which AH Holdings is the general partner and AHPI is the limited partner. AH Holdings is a Delaware wholly owned subsidiary of AHPI. AHPI is an Israeli corporation, whose shares trade on the Tel Aviv Stock Exchange, which is (67.46%) controlled by Wertheim Holdings (32.48%), Nakada Holdings Ltd. (9.34%), and Adva Financial Consulting Ltd. (25.64%). Wertheim Holdings is an Israeli holding company owned by Mr. David Wertheim (50.01%), Mr. Aviram Wertheim (15%), Mr. Moshe Wertheim (together with his spouse 9.0%) and other Wertheim family members. Nakada Holdings Ltd. and Adva Financial Consulting Ltd. are Israeli holding companiest is controlled by Mr. Nathan Hetz (50%) and Mrs. Klara Hetz (50%). Pursuant to the Shareholders Agreement entered into by these parties and dated October 31, 1996 pertaining to, among others, the voting of their shares of AHPI. Each of the Wertheim Family Members, Mr. Hetz and Mrs. Hetz has shared voting power with each other with respect to the 5,099,445 shares of Common Stock. In addition, Mr. Aviram Werthiem directly holds an additional 2,623,569 AHPI shares (5.66%).

         (c) Except for the transactions described in Item 4 above and the receipt by Mr. Hetz of 2,000 shares of Common Stock of the Issuer under the Equity One Directors Plan, the Wertheim Family Members, Mr. Hetz and Mrs. Hetz have not effected, directly or indirectly (through Wertheim Holdings, AHPI, AH Holdings or AH Investments) any transactions in the shares of Common Stock of the Issuer during the sixty (60)days prior to the filing of this Statement.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        See Item 4.


Item 7.        Material to be filed as Exhibits

Exhibit 1. Joint Filing Agreement has been filed as Exhibit 1 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

Exhibit 2. Power of Attorney dated December 29, 2000 was filed as Exhibit 2 to the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on January 3, 2001 and is hereby incorporated by reference.

Exhibit 3.     Subscription Agreement dated October 4, 2000 was filed as
               Exhibit 2 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

Exhibit 4. Warrant Agreement for the Purchase of Shares of Common Stock dated October 4, 2000 was filed as Exhibit 3 to the Statement on
               Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

Exhibit 5.     Stockholders Agreement dated October 4, 2000 by and among
               Equity One, Inc., Alony Hetz Properties & Investments, Ltd. or its wholly owned entity, Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. was filed as Exhibit 4 to the Statement on Schedule 13D filed with the SEC on October 19, 2000 and is hereby incorporated by reference.

Exhibit 6. First Amendment to Stockholders Agreement dated December 19, 2001 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd. or its wholly owned entity, Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc.

Exhibit 7. Second Amendment to Stockholders Agreement dated December 28, 2002 by and among Equity One, Inc., Alony Hetz Properties & Investments, Ltd. or its wholly owned entity, Gazit-Globe (1982) Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Amendment to the Statement is true, complete and correct.


Date:   February  24, 2003



                                       *
                                 --------------
                                 David Wertheim


                                       *
                                 --------------
                                 Moshe Wertheim

                                       *
                                 --------------
                                 Aviram Wertheim

                                       *
                                 --------------
                                 Nathan Hetz

                                       *
                                 --------------
                                 Klara Hetz


                           *ALONY HETZ PROPERTIES AND
                                INVESTMENTS LTD.
                               (Attorney-in-Fact)


                           By:/s/Nathan Hetz
                              ------------------------------------
                              Nathan Hetz, Chief Executive Officer


                           By:/s/Varda Levy
                              ------------------------------------
                              Varda Levy, Chief Financial Officer